UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

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Quarterly Business Review by Management for the

Quarter Ended December 31, 2020

TABLE OF CONTENTS

Item 1.	Selected Financial Data	3

Item 2.	Quarterly Business Review	8

Item 3.	Quantitative and Qualitative Disclosures About Market Risks	14

Signatures		16

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ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	December 31,
	2020	March 31,
	(Unaudited)	2020
ASSETS	$	$
Current assets
Cash and cash equivalents	271,599	429,824
Accounts receivable, net	184,731	25,513
Investment tax credits receivable	—	128,718
Other tax credits	—	30,525
Prepaid expenses	34,371	29,190
	490,701	643,770

Investment	715,451	670,822
Right of uses assets	23,347	1,932
Property and equipment, net	5,712	17,225
	1,265,884	1,333,749
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	16,934	13,601
Lease liabilities	23,347	2,084
Accrued liabilities	9,234	26,308
Contract liabilities	—	57,862
Total liabilities	49,515	99,855

Shareholders' equity:
Preferred shares, no par value, non-cumulative	—	—
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2020 and March 31, 2020.
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2020 and March 31, 2020.	—	—
Common shares, no par value, voting,
Unlimited authorized shares; 8,136,348 shares issued and outstanding as at December 31, 2020 and 8,136,348 as at March 31, 2020.	19,491,842	19,491,842
Additional paid-in capital	2,966,068	2,966,068
Accumulated deficit	(21,137,102)	(20,631,105)
Accumulated other comprehensive income	(104,439)	(592,911)
	1,216,369	1,233,894
	1,265,884	1,333,749

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ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended Dec. 31, 2020	Three months ended Dec. 31, 2019	Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2019
	$	$	$	$
Revenue from continuing operations	—	—	—	—

Operating expenses from continuing operations
Selling, general and administrative	25,052	42,688	162,072	128,624
Research and development (net of tax credits)	14,056	18,210	25,095	18,767
Total operating expenses	39,109	60,898	187,167	147,391

Loss from continuing operations	(39,109)	(60,898)	(187,167)	(147,391)
Other income (expense):
Unrealized gain on equity investments	—	3,460	—	3,460
Gain (loss) on disposition of assets	—	3,332	(258,361)	220,233
Other expense	1,970	6,951	10,889	6,789
Interest income , net	(172)	3,038	(61)	9,890
Total other income (expense)	1,798	16,781	(247,533)	240,372
Net income (loss) from continuing operations	(37,311)	(44,117)	(434,700)	92,981

Discontinued operations
Revenue	17,668	67,817	43,403	264,311
Cost of revenue	(11,984)	(14,065)	(29,585)	(49,689)
Selling, general and administrative	1,236	(57,331)	(75,082)	(243,215)
Research and development (net of tax credits)	—	(21,708)	(10,033)	(76,475)
Net income (loss) from discontinued operations	6,920	(25,287)	(71,297)	(105,068)

Net income (loss)	(30,391)	(69,404)	(505,997)	(12,087)

Basic and fully diluted income (loss) per share	(0.004)	(0.009)	(0.062)	(0.001)
Weighted average number of shares outstanding	8,136,348	8,136,348	8,136,348	8,136,348

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ZIM Corporation Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Nine months ended December 31, 2020	Nine months ended December 31, 2019
	$	$
OPERATING ACTIVITIES
Net income	(505,997)	(12,087)
Items not involving cash:
Depreciation of property and equipment	702	11,387
Loss on sale of assets	258,361	—
Unrealized gain on equity securities	—	(3,460)
Stock-based compensation	—	2,156
Changes in operating working capital
Increase in accounts receivable	(157,073)	30,000
Decrease in tax credits receivable	159,243	104,061
Decrease in prepaid expenses	30,525	15,324
Decrease (increase) in right of use assets	(21,415)	5,327
Increase (decrease) in lease liabilities	21,263	(5,747)
Increase in accounts payable	3,333	(11,360)
Increase (decrease) in accrued liabilities	(17,074)	(1,496)
Decrease in deferred revenues	(57,862)	(16,919)
Cash flows provided by operating activities	(321,700)	117,186

INVESTING ACTIVITIES
Purchase of property and equipment	—	(6,233)
Loss on sale of assets	(258,361)	—
Cash flows used in investing activities	(258,361)	(6,233)

FINANCING ACTIVITIES	—	—
Cash flows provided by financing activities	—	—

Effect of changes in exchange rates on cash	421,684	(5,407)

Increase (decrease) in cash	(158,377)	105,546
Cash, beginning of period	429,824	506,524
Cash, end of period	271,447	612,070

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1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of December 31, 2020 has been derived from our audited consolidated financial statements for the year ended March 31, 2020. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2020 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three-month period ended December 31, 2020 are not necessarily indicative of the results to be expected for the full year.

2	- GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States ("US GAAP").The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. To date the Company has incurred an accumulated loss of $21,137,102and cash flow used in operations of $321,700. This raises significant doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue sufficient to fund its cash flow needs. There is no certainty that this and other strategies will be sufficient to permit the Company to continue as a going concern.

Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the statement of financial position. Such differences in amounts could be material.

3 – INVESTMENT AND SUBSIDIARIES

Investments and long term deposits	Original Cost	Carrying Value	Available For Sale
Equispheres	112,752	737,119	No
Spiderwort	7,725	11,149	No

On August 24, 2018, NuvoBio Corporation made an investment in Spiderwort Inc. The investment consisted of the purchase of a $10,000 Canadian dollar ($7,725 US dollar) convertible promissory note and is accounted for at amortized cost. The note accrues simple interest of 5% per annum.

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On October 15, 2019, Spiderwort Inc. completed a qualifying equity financing in an amount greater than $3,000,000 Canadian dollars. NuvoBio automatically converted securities in Spiderwort to Class B voting common shares. The convertible promissory note converted into shares of Spiderwort at a value of $10,006 US dollars. This represents an unrealized gain on this equity investment of $2,956. Spiderwort Inc. is an advanced materials company developing novel, plant derived, biomaterial that will offer new avenues in 3D in vitro research and in regenerative medicine.

On September 5, 2020, ZIM Corporation announced the sale of its database technology business as part of management’s plan to focus the business on its biomedical subsidiary NuvoBio. The database assets include all of the Software, Consulting and Maintenance segment and have been purchased by members of Zim Corporation’s staff and will operate under the name Zim Databases Canada Inc. The purchase price of $84,584 ($120,000 Canadian dollars) is to be paid in 5 equal payments over a 5-year period on the anniversary date of the agreement. The sale resulted in a net loss of $258,492 due to the write down of intercompany amounts owing from ZIM do Brazil the effects of foreign exchange between Brazil and Canada.

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ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, recapitalization, restructuring, pursuit of new businesses, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the nine-month and three-month periods ended December 31, 2020 and 2019.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

As at December 31, 2020, all revenue generating operations were discontinued and all company resources will be focused on the biomedical research being performed in our NuvoBio subsiduary.

Net loss for the quarter was $30,391, as compared to a net loss of $69,404 for the quarter ended December 31, 2019. Net loss for the nine months ended December 31, 2020 was $505,997, as compared to a net loss of $12,087 for the nine-month period ended December 31, 2019. The increase in net loss is due mainly to the recognition of $216,901 in gain on the sale of assets in the nine-month period ended December 31, 2019 and the recognition of $258,361 in loss on the sale of assets in the nine-month period ended December 31, 2020.

ZIM had cash and cash equivalents of $271,599 at December 31, 2020, as compared to cash and cash equivalents of $429,824 at March 31, 2020.

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BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  On September 5, 2020, ZIM Corporation announced the sale of its database technology business as part of management’s plan to focus the business on its biomedical subsidiary NuvoBio. This operation was discontinued as of April 1, 2020.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  Due to the stagnation in SMS revenue, low usage and uncertainty in future SMS revenue, SMS operations were discontinued as of December 31, 2020.

In 2017, our wholly-owned subsidiary, NuvoBio signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. NuvoBio is currently funding research and development projects in the following areas:

·	Implementing unique molecular interaction & analytics using supercomputing technologies to design small peptide drugs that bind to target proteins for cancer therapies; and

·	The development of bi-specific immunology therapies for the treatment of kidney cancer.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020.

RESULTS OF OPERATIONS FOR THE NINE MONTHS AND THREE MONTHS ENDED DECEMBER 31, 2020 COMPARED TO THE NINE MONTHS AND THREE MONTHS ENDED DECEMBER 31, 2019

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the nine months and three months ended December 31, 2020 and 2019. The information for the nine months and three months ended December 31, 2020, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2020, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

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REVENUES

	Three months ended December 31, 2020	As a %	Three months ended December 31, 2019	As a %
	$		$
Bulk SMS (Discontinued)	17,668	100	8,158	12
	17,668	100	8,158	12

Software (Discontinued)	—	—	1,725	3
Maintenance and consulting (Discontinued)	—	—	57,934	85
	—	—	59,659	88

Total Revenue	17,668	100	67,817	100

	Nine months ended December 31, 2020	As a %	Nine months ended December 31, 2019	As a %
	$		$
Bulk SMS(Discontinued)	43,403	100	45,262	17
	43,403	100	45,262	17

Software (Discontinued)	—	—	22,448	8
Maintenance and consulting (Discontinued)	—	—	196,601	75
	—	—	219,049	83

Total Revenue	43,403	100	264,311	100

As at December 31, 2020, all revenue generating operations were discontinued and all company resources will be focused on the biomedical research being performed in our NuvoBio subsiduary.

OPERATING EXPENSES

Continuing operations

	Three months ended December 31, 2020	Three months ended December 31, 2019	Period to period change
	$	$	$

Selling, general and administrative	25,053	42,688	(17,635)
Research and development (net)	14,056	18,210	(4,155)
	39,109	60,898	(21,790)

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Discontinued operations

	Three months ended December 31, 2020	Three months ended December 31, 2019	Period to period change
	$	$	$

Cost of revenue	11,984	14,065	(2,081)
Selling, general and administrative	(1,236)	57,332	(58,568)
Research and development (net)	—	21,708	(21,708)
	(10,748)	93,105	(82,357)

Continuing operations

	Nine months ended December 31, 2020	Nine months ended December 31, 2019	Period to period change
	$	$	$

Selling, general and administrative	162,072	128,623	33,449
Research and development (net)	25,094	18,767	6,327
	187,166	147,390	39,776

Discontinued operations

	Nine months ended December 31, 2020	Nine months ended December 31, 2019	Period to period change
	$	$	$

Cost of revenue	29,585	49,689	(20,104)
Selling, general and administrative	75,082	243,216	(168,134)
Research and development (net)	10,034	76,475	(66,441)
	114,701	369,380	(254,679)

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses related to continuing operations for the quarters ended December 31, 2020 and December 31, 2019 were $25,053 and $42,688, respectively. Selling, general and administrative expenses related to continuing operations for the nine month periods ended December 31, 2020 and December 31, 2019 were $162,072 and $128,624, respectively. The increase in selling, general and administrative expense is mainly due to withholding taxes on funds from Brazil and legal fees related to the sales of the database business.

Selling, general and administrative expenses related to discontinued operations for the quarters ended December 31, 2020 and December 31, 2019 were a gain of $1,206 and an expense 57,331, respectively. The gain in 2021 is due to a revision of management’s estimate of 60% of audit fees being related to discontinued operations to 50%. Selling, general and administrative expenses related to discontinued operations for the nine month periods ended December 31, 2020 and December 31, 2019 were $75,082 and $243,215, respectively. The expenses in fiscal 2021 are related to severance costs and management’s estimate of 50% of audit fees being related to discontinued operations.

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STOCK-BASED COMPENSATION

For the three months ended December 31, 2020, and December 31, 2019, the Company recognized compensation expense for employees and consultants of NIL and $1,305, respectively. The Company does not have any non-vested awards.

For the nine months ended December 31, 2020, and December 31, 2019, the Company recognized compensation expense for employees and consultants of NIL and $2,156, respectively. The Company does not have any non-vested awards.

RESEARCH AND DEVELOPMENT

Research and development expenses related to continuing operations for the quarter ended December 31, 2020 were $14,056 and for the quarter ended December 31, 2019 were $18,210. Research and development expenses related to continuing operations for the nine month periods ended December 31, 2020 and 2019 were $25,095 and $18,767, respectively.

Research and development expenses related to discontinued operations for the quarters ended December 31, 2020 and 2019 were $NIL and $21,708, respectively. Research and development expenses related to discontinued operations for the nine month periods ended December 31, 2020 and 2019 were $10,033 and $76,475, respectively. The expenses in fiscal 2021 are related to severance costs.

NET INCOME (LOSS)

Net loss for the quarter was $30,391, as compared to a net loss of $69,404 for the quarter ended December 31, 2019. Net loss for the nine months ended December 31, 2020 was $505,997, as compared to a net loss of $12,087 for the nine month period ended December 31, 2019. The increase in net loss is due mainly to the recognition of $216,901 in gain on the sale of assets in the nine-month period ended December 31, 2019 and the recognition of $258,361 in loss on the sale of assets in the nine-month period ended December 31, 2020.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2020, ZIM had cash and cash equivalents of $271,599 and working capital of $439,041, as compared to cash and cash equivalents of $429,824 and working capital of $543,915 at March 31, 2020.

Cash flows for the fiscal periods were as follows:

	Nine months ended December 31, 2020	Nine months ended December 31, 2019
	$	$
Cash flows provided by (used in) operating activities	(371,700)	117,186
Cash flows provided by (used in) investing activities	(258,361)	(6,233)
Cash flows provided by financing activities	—	—

At December 31, 2020, the Company had a working capital line from its principal banker for approximately $39,271in addition to a cash and cash equivalent balance of $271,599. Management believes that these funds, together with cash from on-going operations, may not be sufficient to fund existing operations for the next 12 months. Management is currently investigating and evaluating options that may include recapitalization of the Company, raising debt or equity capital and pursuing other ventures of a different nature.

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Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

None.

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ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents includes the following amounts in their source currency:

	December 31, 2020	March 31, 2020

Canadian dollars	338,894	266,005
US dollars	5,425	6,638
Brazilian reals	—	1,223,708

Accounts receivable include the following amounts receivable in their source currency:

	December 31, 2020	March 31, 2020

Canadian dollars	165,020	17,349
US dollars	—	—
Brazilian reals	270,117	68,975

Accounts payable include the following amounts payable in their source currency:

	December 31, 2020	March 31, 2020

Canadian dollars	8,706	19,085
US dollars	10,096	—
Brazilian reals	—	772

Accrued liabilities include the following accruals in their source currency:

	December 31, 2020	March 31, 2020

Canadian dollars	11,757	32,012
US dollars	—	—
Brazilian reals	—	19,439

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

14

	December 31, 2020	March 31, 2020

Canada	71%	48%
North America, excluding Canada	-%	-%
South America	29%	52%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
February 16, 2021	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
February 16, 2021	/s/ John Chapman John Chapman, Chief Financial Officer

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